Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 3 of the Registration Statement of MVC Acquisition Corp. (a development stage company) on Form S-1 (File No. 333-147764) of our report dated March 17, 2008, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MVC Acquisition Corp. (a development stage company) as of December 31, 2007 and for the period from October 16, 2007 (inception) through December 31, 2007, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

Melville, New York

April 17, 2008